Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

VIA EDGAR                                                                                                                                                   October 15, 2012

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re: Permal Hedge Strategies Fund

Dear Ms. Lithotomos:

On behalf of Permal Hedge Strategies Fund (the “Fund”), we hereby submit for filing by direct electronic transmission Post- Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended (File Nos. 333-177961 and 811-22628). The purpose of this amendment is to file a prospectus for the Fund’s Advisor Class Shares.

In accordance with Securities and Exchange Commission Release No. 33-6510 (February 15, 1984) (the “Release”), we respectfully request on behalf of the Fund that the Division of Investment Management (the “Division”) consider this filing appropriate for limited review because, as detailed below, the disclosure in Post-Effective Amendment No. 2 to the Fund’s Registration Statement is substantially similar to disclosure in Post-Effective Amendment No. 1 to the Fund’s Registration Statement filed July 27, 2012 which the Division has reviewed and which was declared effective on September 11, 2012. The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund will provide its shareholders, through investment primarily in the Portfolio Funds, with access to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies. The Fund’s investment objective, investment strategies, adviser and sub-adviser have not changed since Post-Effective Amendment No. 1 to the Registration Statement. The following is provided to assist the Division in its review of the Registration Statement.

I.	Material Changes from Recent Filings

All material changes from Post-Effective Amendment No. 1 to the Registration Statement relate to the fact that the Fund proposes to issue the Advisor Class Shares.

The following sections of Post-Effective Amendment No. 2 have been revised from their counterparts in Post-Effective Amendment No. 1.

“Prospectus Summary”

“Summary of Fund Expenses”

“Distributor and Dealers”

The following sections of Post-Effective Amendment No. 2 are substantially similar to their counterparts in Post-Effective Amendment No. 1:

“Financial Highlights”;

“Use of Proceeds”;

“The Fund”;

“Investment Objective”;

“Investment Strategy and Process”;

“Portfolio Construction and Process”;

“Additional Investment Policies”;

“Leverage”;

“Risk Factors”;

“Eligible Investors”;

“Purchases of Shares”;

“Repurchases of Shares”:

“Transfers of Shares”:

“Trustees and Officers”;

“Management of the Fund”;

“Services”;

“Portfolio Transactions”;

“Conflicts of Interest”;

“Code of Ethics”;

“Performance Information”;

“Determination of Net Asset Value”;

“Distributions to Shareholders”

“Dividend Reinvestment Plan”;

“Certain Tax Considerations”;

“Certain ERISA Considerations”;

“Proxy Voting Policies and Procedures”;

“Description of Shares”;

“Certain Provisions in the Declaration of Trust and By-Laws”;

“Custodian and Transfer Agent”;

II.	Problem Areas Warranting Special Attention

The Fund respectfully submits there are no problem areas warranting special attention.

III.	New Investment Techniques or Products

The Fund respectfully submits there are no new investment techniques or products with respect to the Fund’s offering.

IV.	Portions of Prior Filings, Similar to, or Precedent for, the Current Filing

The Fund would appreciate receiving any comments on Post-Effective Amendment No. 2 to the Registration Statement at your earliest convenience, and in any case within thirty days of the date of the filing of Post-Effective Amendment No. 2 to the Registration Statement.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Jeremy Barr of this firm at 212-455-2918.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc: George Hoyt